SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 14)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

Gary D. Friedman

Friedman Kaplan Seiler & Adelman LLP

7 Times Square, 28th Floor

New York, New York 10036

October 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 18538Q 105	13D	Page 1 of 8

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 50.8%*
(14)	Type of reporting person: HC

*	See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008, as amended (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 14 to Statement on Schedule 13D (this “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 2 of 8

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 50.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 3 of 8

(1)	Name of reporting person: Eagle River Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Washington
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 34,026,470
	(8)	Shared Voting Power: *
	(9)	Sole dispositive power: 34,026,470
	(10)	Shared dispositive power: *
(11)	Aggregate amount beneficially owned by each reporting person: 34,026,470*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 5.0%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 4 of 8

(1)	Name of reporting person: Craig O. McCaw
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 34,042,970
	(8)	Shared Voting Power: *
	(9)	Sole dispositive power: 34,042,970
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 34,042,970
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 5.0%*
(14)	Type of reporting person: IN

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 5 of 8

This Amendment No. 14 (this “Amendment”) is being filed by the Sprint Entities and the ERH Entities (each, as defined below) and amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009, as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009, as amended by Amendment No. 3 to the Statement on Schedule 13D which was jointly filed on December 22, 2009, as amended by Amendment No. 4 to the Statement on Schedule 13D which was jointly filed on December 7, 2010, as amended by Amendment No. 5 to the Statement on Schedule 13D which was jointly filed on December 14, 2010, as amended by Amendment No. 6 to the Statement on Schedule 13D which was jointly filed on May 13, 2011, as amended by Amendment No. 7 to the Statement on Schedule 13D which was jointly filed on June 8, 2011, as amended by Amendment No. 8 to the Statement on Schedule 13D which was jointly filed on December 16, 2011, as amended by Amendment No. 9 to the Statement on Schedule 13D which was jointly filed on February 24, 2012, as amended by Amendment No. 10 to the Statement on Schedule 13D which was jointly filed on March 14, 2012, as amended by Amendment No. 11 to the Statement on Schedule 13D which was jointly filed on June 15, 2012, as amended by Amendment No. 12 to the Statement on Schedule 13D which was jointly filed on September 14, 2012 and as amended by Amendment No. 13 to the Statement on Schedule 13D which was jointly filed on October 3, 2012 (collectively, the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment, LLC, a Delaware limited liability company (“Comcast LLC” and, together with Comcast, the “Comcast Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities and the ERH Entities collectively herein as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “ERH ROFO Notice”:

If Sprint HoldCo is the only Equityholder that exercises its rights under the ERH ROFO Notice (as defined below), the purchase price that would be paid at closing by Sprint HoldCo for 100% of the Interests (as defined below) is $100,000,063.55 (subject to adjustment for any Make Whole Payments, as discussed below), and the source of such funds would be from Sprint’s working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “ERH ROFO Notice”:

On October 17, 2012, ERH delivered an interest notice to the other Equityholders pursuant to Section 3.3 of the Equityholders’ Agreement (the “ERH ROFO Notice”). The ERH ROFO Notice provides notice to the Equityholders of ERH’s intent to transfer (i) 30,922,958 shares of Class A Common Stock (the “Class A Shares”) and (ii) 2,728,512 shares of Class B Common Stock and a corresponding number of Clearwire Communications Class B Common Interests (the “Class B Interests” and, together with the Class A Shares, the “Interests”) on the following material terms:

•	ERH will only sell to each Equityholder an equal percentage of its ownership of the Class A Common Stock and the Class B Interests, rounded in each case to the nearest whole share;

•

a cash sales price for the bundle of each whole share of Class A Common Stock and the related fractional Class B Interest of $2.97164 (consisting of an assigned value, only for the purposes of the ERH ROFO Notice, of $2.00 per Class A Share and $13.9835 per Class B Interest); and

•

the payment of a Make Whole Payment (as defined in the ERH ROFO Notice) by any Equityholder that delivers a response notice pursuant to the ERH ROFO Notice (the “Exercising Non-Selling Equityholder”) and acquires Interests if, at any time following October 17, 2012 but before October 17, 2015, the Exercising Non-Selling Equityholder or an Affiliate (as defined in the Equityholders’ Agreement) thereof acquires or disposes of, directly or indirectly, any Interests at a price higher than an Average Weighted Per Share Acquisition Price (as defined in the ERH ROFO Notice) of $2.97164 or such higher amount established by

CUSIP No. 18538Q 105	13D	Page 6 of 8

the most recent Qualifying Subsequent Transaction (as defined in the ERH ROFO Notice), if any, calculated by multiplying the aggregate number of Interests acquired by the Exercising Non-Selling Equityholder or its Affiliate by the excess of such higher price over (i) 2.97164 or (ii) such higher amount established by the most recent Qualifying Subsequent Transaction.

Pursuant to Section 3.3(b) of the Equityholders’ Agreement, each Equityholder shall have thirty (30) days from receipt of the ERH ROFO Notice to notify ERH of its election to purchase all or any portion of the Interests in accordance with the terms and conditions of the ERH ROFO Notice and the Equityholders’ Agreement.

On October 17, 2012, Sprint HoldCo delivered a response letter (“Sprint Response Letter”) to the ERH ROFO Notice notifying ERH that Sprint HoldCo elects to purchase 100% of the Interests at the purchase price set forth in the ERH ROFO Notice (or, in the event that one or more of the other Equityholders elects to purchase the Interests pursuant to a timely response notice, the maximum number of Interests that Sprint HoldCo is entitled to purchase pursuant to Section 3.3(b) of the Equityholders’ Agreement).

ERH had previously delivered an interest notice on October 13, 2012, to the other Equityholders pursuant to Section 3.3 of the Equityholders’ Agreement to which Sprint HoldCo had on that same date provided a Response Notice (as defined in the Equityholders’ Agreement) (together, the “Prior Notices”), which also covered the Interests reflected in the ERH ROFO Notice and certain additional shares owned by related parties and permitted an exercising Equityholder, under certain circumstances, to acquire the membership interests of ERH in lieu of acquiring the Interests directly. The Comcast Entities, the Intel Entities and the BHN Entities objected to certain contents of the Prior Notices and alleged that the Prior Notices were invalid. Although the Reporting Persons disagree with the merits of the objection and allegation, in the interest of avoiding a dispute over the Prior Notices, ERH and Sprint HoldCo agreed to revoke the Prior Notices, as a result of which neither has any obligations to the other thereunder, and ERH issued the ERH ROFO Notice to replace the Prior Notices (to which Sprint HoldCo responded with the Sprint Response Letter).

The foregoing summary of the ERH ROFO Notice and Sprint Response Letter is not intended to be complete and is qualified in its entirety by reference to the full text of such documents, which are filed as Exhibits 99.29 and 99.30 hereto, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:

(a)-(b) As of October 17, 2012, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person (1)	Class A Common Stock	% of Class A (2)	Class B Common Stock	% of Class B (2)	% Voting
Sprint Entities (3)	705,359,348	50.8%	705,359,348	90.2%	48.1%
ERH (4)	34,026,470	5.0%	2,728,512	*	2.3%
Craig O. McCaw (5)	34,042,970	5.0%	2,728,512	*	2.3%

*	Less than 1%
(1)	By virtue of the Equityholders’ Agreement, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, Middlefield, the Comcast Entities and the BHN Entities, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 705,359,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 94,076,878 shares of Class A Common Stock beneficially owned by Intel (which includes 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 65,644,812 shares of Class B Common Stock held by the Intel Entities), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,026,470 shares of Class A Common Stock beneficially owned by ERH and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

CUSIP No. 18538Q 105	13D	Page 7 of 8

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of October 17, 2012. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock and Class B Common Stock are based on 682,759,360 shares of Class A Common Stock and 782,207,112 shares of Class B Common Stock outstanding as of October 2, 2012.
(3)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.
(4)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants held by ERH and 2,728,512 shares of Class B Common beneficially owned by ERH. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.
(5)	Consists of 16,500 shares of Class A Common Stock beneficially owned by Mr. McCaw, 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants held by ERH and 2,728,512 shares of Class B Common Stock beneficially owned by ERH.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of October 17, 2012.

In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman, Middlefield, the Comcast Entities and the BHN Entities may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and have reported their beneficial ownership of securities of the Issuer separately, including the disclosure contained in Amendment No. 15 to Statement on Schedule 13D filed on October 5, 2012 filed by the Intel Entities, Intel Capital, Intel Cayman and Middlefield (the “Intel 13D/A”) and the disclosure contained in Amendment No. 13 to Statement on Schedule 13D filed on October 3, 2012 filed by the Comcast Entities, the BHN Entities, the Sprint Entities, the ERH Entities and the TWC Entities (as such term is defined in such Amendment) (the “Prior Joint 13D/A”). The Intel 13D/A and Prior 13D/A report beneficial ownership of 191,055,450 shares of Class A Common Stock (which consists of 88,504,132 shares of Class A Common Stock held by the Comcast Entities, 8,474,440 shares of Class B Common Stock held by the BHN Entities, 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel Entities). This beneficial ownership represents 13.0% of the Class A Common Stock held by the Comcast Entities, 1.2% of the Class A Common Stock held by the BHN Entities and 12.6% of the Class A Common Stock held by Intel Capital, Intel Cayman and the Intel Entities.

(c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 and A-2 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to October 17, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information under the subheading “ERH ROFO Notice” in Item 4 of this Schedule 13D is hereby incorporated by reference.

CUSIP No. 18538Q 105	13D	Page 8 of 8

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.29	Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated October 17, 2012

99.30	Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated October 17, 2012

99.31	Joint Filing Agreement, dated as of October 17, 2012, by and among Eagle River Holdings, LLC, Craig O. McCaw, Sprint HoldCo, LLC and Sprint Nextel Corporation

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2012

Sprint Nextel Corporation
By	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	Senior Vice President, General Counsel and Corporate Secretary
Sprint HoldCo, LLC
By	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2012

Eagle River Holdings, LLC
By	/s/ Amit Mehta
Name:	Amit Mehta
Title:	VP

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2012

Craig O. McCaw
By	/s/ Craig O. McCaw
Name:	Craig O. McCaw

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC*

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation,

Exhibit	Description

Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation*

99.11	Form of Lock-up Agreement, dated as of December 1, 2010*

99.12	Form of Preemptive Rights Waiver, dated as of December 1, 2010*

99.13	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.14	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement*

99.15	Commitment Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the Note attached as Exhibit B) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.16	Letter Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.17	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated December 12, 2011, regarding Notice of Exercise of Preemptive Rights*

99.18	Investment Agreement, dated December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC*

99.19	Form of 2011 Lock-Up Agreement*

99.20	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc.*

99.21	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement*

99.22	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement*

99.23	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement*

99.24	Letter to Comcast Corporation and Bright House Networks, LLC from TWC I, TWC II and TWC III dated August 29 , 2012, pursuant to Section 5(a) of the Strategic Investor Agreement*

99.25	Request Notice to Clearwire from TWC I, TWC II and TWC III dated August 29 , 2012, pursuant to Section 3(c)(ii) and (d) of the Registration Rights Agreement*

99.26	Exchange Notice to Clearwire Communications LLC and Clearwire dated September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement*

99.27	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC and Intel Corporation from TWC I, TWC II and TWC III dated September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement*

99.28	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC dated September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement*

99.29	Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated October 17, 2012

99.30	Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated October 17, 2012

99.31	Joint Filing Agreement, dated as of October 17, 2012, by and among Eagle River Holdings, LLC, Craig O. McCaw, Sprint HoldCo, LLC and Sprint Nextel Corporation

*	Previously filed.